Exhibit 12.1
AMKOR TECHNOLOGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(In thousands)
Earnings
Income before taxes and equity in earnings of unconsolidated affiliate	$67,535	$136,078	$123,987	$54,111	$93,134
Interest expense	84,713	107,688	103,027	94,280	82,869
Amortization of deferred debt issuance costs and premiums	1,662	2,237	2,880	3,663	3,737
Interest portion of rent (1)	8,171	9,502	7,947	4,386	5,020
	$162,081	$255,505	$237,841	$156,440	$184,760
Fixed Charges
Interest expense	$84,713	$107,688	$103,027	$94,280	$82,869
Capitalized interest	10,079	6,912	1,740	—	—
Amortization of debt issuance costs and premiums	1,662	2,237	2,880	3,663	3,737
Interest portion of rent (1)	8,171	9,502	7,947	4,386	5,020
	$104,625	$126,339	$115,594	$102,329	$91,626
Ratio of earnings to fixed charges	1.5	2.0	2.1	1.5	2.0

(1)	Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.